SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For April 30, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A free English translation of a communication filed by the Company with the Chilean Superintendencia de Valores y Seguros on April 29, 2004.

(free English translation of Spanish original)

                                                       Santiago, April 29, 2004


Mr. Alejandro Ferreiro Yazigi
Superintendency of Securities and Insurance

                    Re: COMMUNICATES ESSENTIAL FACT
                        Chilesat Corp S.A. Registration in
                        Securities Registry No.0350


Dear Sir:

         In view of the provisions of Article 9, paragraph two and Article 10 of Law No. 18.045 and Section II of the General Regulation No. 30 of the Superintendency of Securities and Insurance, being expressly authorized by Chilesat Corp S.A.'s (the "Company's") Board of Directors, I hereby inform the Superintendency of the following, in the nature of an essential fact:

         The Company received a copy of a communication sent today to the Superintendency of Securities and Insurance and to the Stock Exchanges by Redes Opticas S.A. and Redes Opticas (Cayman) Corp., the controlling shareholders of the Company. This communication indicated, pursuant to Article 12 of Law No. 18.045 and Circular 585 of the Superintendency, that a series of contracts were executed, pursuant to which Redes Opticas S.A. and Redes Opticas (Cayman) Corp. will sell their shares of the Company.

         The contracts referred to above (copies of which were also sent to the Superintendency of Securities and Insurance) cover the following operations:

1) On April 28, 2004, Telmex Chile Holding S.A. agreed to purchase from Redes Opticas S.A. and Redes Opticas (Cayman) Corp. a total of 187,875,194 shares of Chilesat Corp S.A., which represents 40% of the total outstanding shares of Chilesat Corp S.A. The purchase price per share will be Ch$154.23.

Redes Opticas S.A. agreed to sell a total of 70,310,008 shares, and Redes Opticas (Cayman) Corp. agreed to sell a total of 117,565,186 shares. As a result of such sales, Redes Opticas (Cayman) Corp. will no longer own any shares of Chilesat Corp S.A.

2) Redes Opticas S.A. and Telmex Chile Holding S.A. also entered into an instrument entitled, "Promise to Execute a Public Bid for the Acquisition of Shares", pursuant to which they agreed to the following:

2.1) In accordance with Title XXV of Law No. 18.045, Telmex Chile Holding S.A. will conduct a public tender offer for 100% of the remaining outstanding shares of Chilesat Corp S.A.

This tender offer will have the following principal characteristics:

(a) a duration of 30 days;

(b) an offering price of Ch$154.23 per share; and

(c) as a condition of this offer, shareholders must tender at least 45.4301% of the outstanding shares of the Company.

2.2) In connection with such offer, Redes Opticas S.A. has agreed to tender a total of 213,379,654 shares of Chilesat Corp S.A., which represents 45.4301% of the total outstanding shares of the Company.

2.3) In addition, pursuant to letter c) of Article 199 of Law No. 18.045, Telmex Chile Holding S.A. has launched a tender offer to acquire 50.1% of the outstanding shares of Chilesat S.A., a subsidiary of Chilesat Corp S.A. Chilesat Corp S.A. owns 99.997% of Chilesat S.A.'s capital stock. The offer was published today in the newspapers "El Mercurio" and "Las Ultimas Noticias."

This tender offer has the following principal characteristics:

(a) in effect from April 30, 2004 until May 19, 2004;

(b) an offering price of Ch$156.51 per share; and

(c) as a condition of this offer, at least 50.01% of Chilesat S.A.'s shares must be tendered and the Board of Directors of Chilesat Corp S.A., the parent of Chilesat S.A., may not object to such offer.


Yours truly,




Alejandro Rojas Pinaud
Chief Executive Officer
Chilesat Corp S.A.


c.c.:    Santiago Stock Exchange
         Chilean Electronic Stock Exchange
         Valparaiso Stock Exchange

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  April 30, 2004